EXHIBIT 5.1

[Letterhead of Yigal Arnon & Co.]

Jerusalem	March 25, 2010
Ref.	9285

Rosetta Genomics
10 Plaut St.
Science Park
POB 4059
Rehovot, Israel 76706

Re: Registration Statement on Form S-8

Dear Sirs:

We have acted as counsel for Rosetta Genomics Ltd., a company organized under the laws of the State of  Israel (the “Company”), in connection with the Registration Statement on Form S-8 (the “Registration Statement”) being filed by the Company under the Securities Act of 1933 for the purposes of registering 1,500,000 of its Ordinary Shares, nominal value New Israeli Shekel 0.01 per share that may be issued pursuant to options that have been, or may hereafter be, granted pursuant to the Rosetta Genomics Ltd. Global Share Incentive Plan (2006), as amended (the “2006 Plan”)(the “Shares”).

On the basis of such investigation as we have deemed necessary, we are of the opinion that the Shares have been duly and validly authorized for issuance and, when issued upon due exercise of options granted or hereafter granted or issuance of awards under the 2006 Plan in accordance with the provisions of the 2006 Plan and the related award agreements (including payment of the option exercise price provided for therein with respect to options), will be fully paid and non-assessable.

We hereby consent to the filing of this opinion as an Exhibit to the Registration Statement. In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, or the Rules and Regulations of the Securities and Exchange Commission thereunder.

The above opinion is based on facts existing on the date hereof and of which we are aware. We express no opinion as to any laws other than the laws of the State of Israel as the same are in force on the date hereof and we have not, for purpose of giving this opinion, made any investigation of the laws of any other jurisdiction.

Very truly yours,

/s/ Yigal Arnon & Co.
Yigal Arnon & Co.